UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Itron, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

465741106
(CUSIP Number)

SAMANTHA NASELLO
SCOPIA CAPITAL MANAGEMENT LP
152 West 57th Street, 33rd Floor
New York, New York 10019
(212) 370-0303

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,468
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,468
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,114,153
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,114,153
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,399
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,399
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,480
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,480
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 790,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 790,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,951
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 197,951
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,431,749
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,431,749
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 138,017
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 138,017
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,410
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 145,410
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,954,822
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,954,822
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,954,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,008,937
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,008,937
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,008,937
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,008,937
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,008,937
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,008,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,008,937
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,008,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 34,600 Shares beneficially owned by Scopia Long is approximately $1,166,808, excluding brokerage commissions.

The aggregate purchase price of the 53,468 Shares beneficially owned by Scopia LB is approximately $1,777,086, excluding brokerage commissions.

The aggregate purchase price of the 1,114,153 Shares beneficially owned by Scopia PX is approximately $37,180,012, excluding brokerage commissions.

The aggregate purchase price of the 31,399 Shares beneficially owned by Scopia Partners is approximately $1,044,886, excluding brokerage commissions.

The aggregate purchase price of the 17,480 Shares beneficially owned by Scopia Long QP is approximately $652,294, excluding brokerage commissions.

The aggregate purchase price of the 790,595 Shares beneficially owned by Scopia Windmill is approximately $26,483,515, excluding brokerage commissions.

The aggregate purchase price of the 197,951 Shares beneficially owned by Scopia International is approximately $6,576,515, excluding brokerage commissions.

The aggregate purchase price of the 1,431,749 Shares beneficially owned by Scopia PX International is approximately $47,650,603, excluding brokerage commissions.

The aggregate purchase price of the 138,017 Shares beneficially owned by Scopia LB International is approximately $4,583,681, excluding brokerage commissions.

The aggregate purchase price of the 145,410 Shares beneficially owned by Scopia Long International is approximately $4,903,585, excluding brokerage commissions.

The aggregate purchase price of the 54,115 Shares held in the Managed Account is approximately $1,748,820, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,897,742 Shares outstanding as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP NO. 465741106

A.	Scopia Long

(a)	As of the close of business on February 18, 2016, Scopia Long beneficially owned 34,600 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 34,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,600
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Long since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Scopia LB

(a)	As of the close of business on February 18, 2016, Scopia LB beneficially owned 53,468 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 53,468
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,468
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia LB since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Scopia PX

(a)	As of the close of business on February 18, 2016, Scopia PX beneficially owned 1,114,153 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 1,114,153
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,114,153
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia PX since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

D.	Scopia Partners

(a)	As of the close of business on February 18, 2016, Scopia Partners beneficially owned 31,399 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 31,399
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,399
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Partners since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Scopia Long QP

(a)	As of the close of business on February 18, 2016, Scopia Long QP beneficially owned 17,480 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 17,480
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 17,480
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Long QP since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia Windmill

(a)	As of the close of business on February 18, 2016, Scopia Windmill beneficially owned 790,595 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 790,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 790,595
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Windmill since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

G.	Scopia International

(a)	As of the close of business on February 18, 2016, Scopia International beneficially owned 197,951 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 197,951
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 197,951
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia International since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia PX International

(a)	As of the close of business on February 18, 2016, Scopia PX International beneficially owned 1,431,749 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 1,431,749
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,431,749
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia PX International since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia LB International

(a)	As of the close of business on February 18, 2016, Scopia LB International beneficially owned 138,017 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 138,017
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 138,017
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia LB International since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

J.	Scopia Long International

(a)	As of the close of business on February 18, 2016, Scopia Long International beneficially owned 145,410 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 145,410
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 145,410
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Long International since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners and Scopia Long QP, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International, may be deemed the beneficial owner of the: (i)  34,600 Shares owned by Scopia Long; (ii)  53,468 Shares owned by Scopia LB; (iii)  1,114,153 Shares owned by Scopia PX; (iv) 31,399 Shares owned by Scopia Partners; (v) 17,480 Shares owned by Scopia Long QP; (vi)  790,595 Shares owned by Scopia Windmill; (vii) 197,951 Shares owned by Scopia International; (viii) 1,431,749 Shares owned by Scopia PX International; (ix) 138,017  Shares owned by Scopia LB International; and (x) 145,410 Shares owned by Scopia Long International.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 3,954,822
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,954,822
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia Management

(a)
As of the close of business on February 18, 2016, 54,115 Shares were held in the Managed Account. Scopia Management, as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and the Managed Account, may be deemed the beneficial owner of the: (i)  34,600 Shares owned by Scopia Long; (ii)  53,468 Shares owned by Scopia LB; (iii)  1,114,153 Shares owned by Scopia PX; (iv) 31,399 Shares owned by Scopia Partners; (v) 17,480 Shares owned by Scopia Long QP; (vi)  790,595 Shares owned by Scopia Windmill; (vii) 197,951 Shares owned by Scopia International; (viii) 1,431,749 Shares owned by Scopia PX International; (ix) 138,017  Shares owned by Scopia LB International; (x) 145,410 Shares owned by Scopia Long International; and (xi)  54,115 Shares held in the Managed Account.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 4,008,937
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,008,937
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Management through the Managed Account and on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

M.	Scopia Inc.

(a)
Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the: (i)  34,600 Shares owned by Scopia Long; (ii)  53,468 Shares owned by Scopia LB; (iii)  1,114,153 Shares owned by Scopia PX; (iv) 31,399 Shares owned by Scopia Partners; (v) 17,480 Shares owned by Scopia Long QP; (vi)  790,595 Shares owned by Scopia Windmill; (vii) 197,951 Shares owned by Scopia International; (viii) 1,431,749 Shares owned by Scopia PX International; (ix) 138,017  Shares owned by Scopia LB International; (x) 145,410 Shares owned by Scopia Long International; and (xi)  54,115 Shares held in the Managed Account.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 4,008,937
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,008,937
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Inc. has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  34,600 Shares owned by Scopia Long; (ii)  53,468 Shares owned by Scopia LB; (iii)  1,114,153 Shares owned by Scopia PX; (iv) 31,399 Shares owned by Scopia Partners; (v) 17,480 Shares owned by Scopia Long QP; (vi)  790,595 Shares owned by Scopia Windmill; (vii) 197,951 Shares owned by Scopia International; (viii) 1,431,749 Shares owned by Scopia PX International; (ix) 138,017  Shares owned by Scopia LB International; (x) 145,410 Shares owned by Scopia Long International; and (xi)  54,115 Shares held in the Managed Account.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,008,937
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,008,937

(c)
Mr. Sirovich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  34,600 Shares owned by Scopia Long; (ii)  53,468 Shares owned by Scopia LB; (iii)  1,114,153 Shares owned by Scopia PX; (iv) 31,399 Shares owned by Scopia Partners; (v) 17,480 Shares owned by Scopia Long QP; (vi)  790,595 Shares owned by Scopia Windmill; (vii) 197,951 Shares owned by Scopia International; (viii) 1,431,749 Shares owned by Scopia PX International; (ix) 138,017  Shares owned by Scopia LB International; (x) 145,410 Shares owned by Scopia Long International; and (xi)  54,115 Shares held in the Managed Account.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,008,937
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,008,937

CUSIP NO. 465741106

(c)
Mr. Mindich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 465741106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2016

SCOPIA LONG LLC SCOPIA LB LLC SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA LONG QP LLC SCOPIA LONG INTERNATIONAL MASTER FUND LP	SCOPIA WINDMILL FUND LP SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA LB INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LP
Investment Manager

By: Scopia Management, Inc.
General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 465741106

SCHEDULE A

Transactions in the Securities of the Issuer Since the filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA LONG LLC

Purchase of Common Stock	232	31.2723	01/27/2016
Purchase of Common Stock	431	32.8446	02/01/2016
Sale of Common Stock	(262)	32.5972	02/01/2016
Purchase of Common Stock	224	32.4360	02/02/2016
Purchase of Common Stock	155	33.1522	02/03/2016
Purchase of Common Stock	522	34.8563	02/04/2016
Purchase of Common Stock	80	34.1753	02/05/2016
Purchase of Common Stock	161	34.2852	02/08/2016
Purchase of Common Stock	291	34.3278	02/09/2016
Purchase of Common Stock	211	34.5744	02/10/2016
Purchase of Common Stock	240	33.7076	02/11/2016
Purchase of Common Stock	193	35.0458	02/12/2016
Purchase of Common Stock	48	35.9357	02/16/2016
Purchase of Common Stock	387	36.8235	02/17/2016

SCOPIA LB LLC

Purchase of Common Stock	263	31.2723	01/27/2016
Purchase of Common Stock	660	32.8446	02/01/2016
Sale of Common Stock	(636)	32.5972	02/01/2016
Purchase of Common Stock	342	32.4360	02/02/2016
Purchase of Common Stock	237	33.1522	02/03/2016
Purchase of Common Stock	799	34.8563	02/04/2016
Purchase of Common Stock	122	34.1753	02/05/2016
Purchase of Common Stock	247	34.2852	02/08/2016
Purchase of Common Stock	446	34.3278	02/09/2016
Purchase of Common Stock	389	34.5744	02/10/2016
Purchase of Common Stock	442	33.7076	02/11/2016
Purchase of Common Stock	356	35.0458	02/12/2016
Purchase of Common Stock	89	35.9357	02/16/2016
Purchase of Common Stock	712	36.8235	02/17/2016

SCOPIA PX LLC

Purchase of Common Stock	7,172	31.2723	01/27/2016
Purchase of Common Stock	8,893	31.6502	01/28/2016
Purchase of Common Stock	2,312	31.6877	01/28/2016
Purchase of Common Stock	8,671	31.9718	01/29/2016
Purchase of Common Stock	2,163	32.6695	02/01/2016
Purchase of Common Stock	13,717	32.8446	02/01/2016
Purchase of Common Stock	7,120	32.4360	02/02/2016

CUSIP NO. 465741106

Purchase of Common Stock	4,921	33.1522	02/03/2016
Purchase of Common Stock	16,626	34.8563	02/04/2016
Purchase of Common Stock	2,540	34.1753	02/05/2016
Purchase of Common Stock	5,144	34.2852	02/08/2016
Purchase of Common Stock	9,273	34.3278	02/09/2016
Purchase of Common Stock	7,676	34.5744	02/10/2016
Purchase of Common Stock	8,717	33.7076	02/11/2016
Purchase of Common Stock	7,030	35.0458	02/12/2016
Purchase of Common Stock	1,756	35.9357	02/16/2016
Purchase of Common Stock	14,059	36.8235	02/17/2016

SCOPIA PARTNERS LLC

Purchase of Common Stock	204	31.2723	01/27/2016
Purchase of Common Stock	78	31.6877	01/28/2016
Purchase of Common Stock	299	31.6502	01/28/2016
Purchase of Common Stock	247	31.9718	01/29/2016
Purchase of Common Stock	387	32.8446	02/01/2016
Purchase of Common Stock	31	32.6695	02/01/2016
Purchase of Common Stock	201	32.4360	02/02/2016
Purchase of Common Stock	139	33.1522	02/03/2016
Purchase of Common Stock	469	34.8563	02/04/2016
Purchase of Common Stock	72	34.1753	02/05/2016
Purchase of Common Stock	145	34.2852	02/08/2016
Purchase of Common Stock	262	34.3278	02/09/2016
Purchase of Common Stock	217	34.5744	02/10/2016
Purchase of Common Stock	246	33.7076	02/11/2016
Purchase of Common Stock	199	35.0458	02/12/2016
Purchase of Common Stock	50	35.9357	02/16/2016
Purchase of Common Stock	397	36.8235	02/17/2016

SCOPIA LONG QP LLC

Purchase of Common Stock	117	31.2723	01/27/2016
Sale of Common Stock	(108)	32.5972	02/01/2016
Purchase of Common Stock	218	32.8446	02/01/2016
Purchase of Common Stock	113	32.4360	02/02/2016
Purchase of Common Stock	78	33.1522	02/03/2016
Purchase of Common Stock	264	34.8563	02/04/2016
Purchase of Common Stock	40	34.1753	02/05/2016
Purchase of Common Stock	82	34.2852	02/08/2016
Purchase of Common Stock	147	34.3278	02/09/2016
Purchase of Common Stock	105	34.5744	02/10/2016
Purchase of Common Stock	120	33.7076	02/11/2016
Purchase of Common Stock	96	35.0458	02/12/2016
Purchase of Common Stock	24	35.9357	02/16/2016
Purchase of Common Stock	193	36.8235	02/17/2016

CUSIP NO. 465741106

SCOPIA WINDMILL FUND LP

Purchase of Common Stock	5,152	31.2723	01/27/2016
Purchase of Common Stock	1,855	31.6502	01/28/2016
Purchase of Common Stock	482	31.6877	01/28/2016
Purchase of Common Stock	4,242	31.9718	01/29/2016
Purchase of Common Stock	9,726	32.8446	02/01/2016
Sale of Common Stock	(178)	32.5972	02/01/2016
Purchase of Common Stock	5,049	32.4360	02/02/2016
Purchase of Common Stock	3,489	33.1522	02/03/2016
Purchase of Common Stock	11,788	34.8563	02/04/2016
Purchase of Common Stock	1,801	34.1753	02/05/2016
Purchase of Common Stock	3,647	34.2852	02/08/2016
Purchase of Common Stock	6,575	34.3278	02/09/2016
Purchase of Common Stock	5,667	34.5744	02/10/2016
Purchase of Common Stock	6,435	33.7076	02/11/2016
Purchase of Common Stock	5,190	35.0458	02/12/2016
Purchase of Common Stock	1,296	35.9357	02/16/2016
Purchase of Common Stock	10,379	36.8235	02/17/2016

SCOPIA INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	1,280	31.2723	01/27/2016
Purchase of Common Stock	379	31.6877	01/28/2016
Purchase of Common Stock	1,457	31.6502	01/28/2016
Purchase of Common Stock	1,493	31.9718	01/29/2016
Purchase of Common Stock	2,444	32.8446	02/01/2016
Purchase of Common Stock	247	32.6695	02/01/2016
Purchase of Common Stock	1,269	32.4360	02/02/2016
Purchase of Common Stock	877	33.1522	02/03/2016
Purchase of Common Stock	2,963	34.8563	02/04/2016
Purchase of Common Stock	453	34.1753	02/05/2016
Purchase of Common Stock	917	34.2852	02/08/2016
Purchase of Common Stock	1,652	34.3278	02/09/2016
Purchase of Common Stock	1,373	34.5744	02/10/2016
Purchase of Common Stock	1,558	33.7076	02/11/2016
Purchase of Common Stock	1,257	35.0458	02/12/2016
Purchase of Common Stock	314	35.9357	02/16/2016
Purchase of Common Stock	2,514	36.8235	02/17/2016

SCOPIA PX INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	9,220	31.2723	01/27/2016
Purchase of Common Stock	2,966	31.6877	01/28/2016
Purchase of Common Stock	11,406	31.6502	01/28/2016
Purchase of Common Stock	10,747	31.9718	01/29/2016
Purchase of Common Stock	17,650	32.8446	02/01/2016
Purchase of Common Stock	10,944	32.6695	02/01/2016
Purchase of Common Stock	9,162	32.4360	02/02/2016
Purchase of Common Stock	6,333	33.1522	02/03/2016
Purchase of Common Stock	21,394	34.8563	02/04/2016
Purchase of Common Stock	3,270	34.1753	02/05/2016

CUSIP NO. 465741106

Purchase of Common Stock	6,619	34.2852	02/08/2016
Purchase of Common Stock	11,931	34.3278	02/09/2016
Purchase of Common Stock	9,899	34.5744	02/10/2016
Purchase of Common Stock	11,241	33.7076	02/11/2016
Purchase of Common Stock	9,065	35.0458	02/12/2016
Purchase of Common Stock	2,264	35.9357	02/16/2016
Purchase of Common Stock	18,131	36.8235	02/17/2016

SCOPIA LB INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	732	31.2723	01/27/2016
Sale of Common Stock	(11,148)	32.5972	02/01/2016
Purchase of Common Stock	1,714	32.8446	02/01/2016
Purchase of Common Stock	890	32.4360	02/02/2016
Purchase of Common Stock	615	33.1522	02/03/2016
Purchase of Common Stock	2,077	34.8563	02/04/2016
Purchase of Common Stock	317	34.1753	02/05/2016
Purchase of Common Stock	643	34.2852	02/08/2016
Purchase of Common Stock	1,158	34.3278	02/09/2016
Purchase of Common Stock	878	34.5744	02/10/2016
Purchase of Common Stock	996	33.7076	02/11/2016
Purchase of Common Stock	804	35.0458	02/12/2016
Purchase of Common Stock	201	35.9357	02/16/2016
Purchase of Common Stock	1,607	36.8235	02/17/2016

SCOPIA LONG INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	974	31.2723	01/27/2016
Purchase of Common Stock	1,810	32.8446	02/01/2016
Sale of Common Stock	(1,180)	32.5972	02/01/2016
Purchase of Common Stock	940	32.4360	02/02/2016
Purchase of Common Stock	649	33.1522	02/03/2016
Purchase of Common Stock	2,194	34.8563	02/04/2016
Purchase of Common Stock	335	34.1753	02/05/2016
Purchase of Common Stock	679	34.2852	02/08/2016
Purchase of Common Stock	1,224	34.3278	02/09/2016
Purchase of Common Stock	885	34.5744	02/10/2016
Purchase of Common Stock	1,005	33.7076	02/11/2016
Purchase of Common Stock	810	35.0458	02/12/2016
Purchase of Common Stock	202	35.9357	02/16/2016
Purchase of Common Stock	1,621	36.8235	02/17/2016

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

Purchase of Common Stock	663	31.2723	01/27/2016
Purchase of Common Stock	1,090	31.6502	01/28/2016
Purchase of Common Stock	283	31.6877	01/28/2016
Purchase of Common Stock	800	31.9718	01/29/2016
Purchase of Common Stock	1,243	32.8446	02/01/2016

CUSIP NO. 465741106

Purchase of Common Stock	127	32.6695	02/01/2016
Purchase of Common Stock	645	32.4360	02/02/2016
Purchase of Common Stock	446	33.1522	02/03/2016
Purchase of Common Stock	1,507	34.8563	02/04/2016
Purchase of Common Stock	230	34.1753	02/05/2016
Purchase of Common Stock	466	34.2852	02/08/2016
Purchase of Common Stock	841	34.3278	02/09/2016
Sale of Common Stock	(25,000)	34.5375	02/10/2016
Sale of Common Stock	(10,000)	33.6975	02/11/2016
Sale of Common Stock	(8,259)	34.9993	02/12/2016